SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Overseas Shipholding Group, Inc.

(Name of Issuer)

Class A Common Stock (par value $0.01 per share)

(Title of Class of Securities)

69036R103

(CUSIP Number)

William J. Brown

BHR Capital, LLC

545 Madison Avenue, 10th Floor

New York, NY 10022

(212) 378-0834

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 15, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69036R103

1.	Names of Reporting Persons. BHR Capital LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 35,101,578
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 35,101,578
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,101,578
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.5%
14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 69036R103

1.	Names of Reporting Persons. BHR-OSG On-Shore Funding LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 19,381,579
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 19,381,579
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,381,579
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.0%
14.	Type of Reporting Person (See Instructions) OO

Item 2.	Identity and Background

Item 2(a) of the Schedule 13D is amended and restated in its entirety as follows:

(a)	This statement is being filed by the beneficial owners of Class A Securities:

i.	BHR-OSG On-Shore Funding LLC, a Delaware limited liability company (“BHR-OSG”), with respect to Class A Securities directly owned by it.

ii.	BHR Capital LLC, a Delaware limited liability company (“BHR Capital”), which serves as the Managing Member of BHR-OSG and as the investment manager of certain other investment funds.

BHR-OSG and BHR Capital are referred to herein as the “Reporting Persons.”

Four investment vehciles (the “Vehicles”) advised by BHR Capital directly hold the Class A Securities over which BHR Capital has beneficial ownership including BHR-OSG, BHR Master Fund, Ltd. (“BHR Master”), BHR OC Master Fund, Ltd. (“BHR OC Master”) and BHR OC OSG On-Shore Funding LLC (“BHR OC OSG”). BHR Capital is the managing member of BHR-OSG and special member of BHR OC OSG and is the investment adviser to each of BHR Master, BHR OC Master and BHR OC OSG.

The executive officers, directors and control persons of the Reporting Persons (each a “Control Person”) are as follows:

Michael Thompson	Managing Member of BHR Capital and controls the investment activities of the Vehicles.
William Brown	President, COO and Chief Compliance Officer of BHR Capital; Director of BHR Master and BHR OC Master; Member of the Committee of Managers to the Manager of BHR OC OSG.
Glenn Sloat	Director of BHR Master.
Antoine Bastian	Director of BHR Master.
Michael Levin	Director of BHR OC Master; Member of the Committee of Managers to the Manager of BHR OC OSG.
Joshua Barlow	Director of BHR OC Master; Member of the Committee of Managers to the Manager of BHR OC OSG.

Item 2(c) of the Schedule 13D is amended and restated in its entirety as follows:

(c) The principal business of (i) BHR-OSG and BHR OC OSG is to serve as a private investment vehicle, (ii) BHR Capital is to serve as the investment manager to a number of private investment vehicles (including BHR-OSG, BHR OC OSG, BHR Master and BHR OC Master) and to make investment decisions on behalf of those invesmtment vehicles and (iii) each Control Person is to serve in the position(s) for BHR Capital, BHR Master or BHR OC Master, BHR-OSG and BHR OC OSG, as applicable and described above .

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is amended and supplemented by the following:

BHR OC OSG was formed, in part, to address the restriction imposed by The Jones Act and allow U.S. investors in BHR OC Master to take indirect ownership of their Class A Securities (including Class A Warrants) through BHR OC OSG (a U.S. Delaware limited liability company) to allow possible future conversion of the Class A Warrants into Class A Common Stock.

Item 5.	Interest in Securities of the Issuer

Item 5(a)-(c) of the Schedule 13D is amended and restated in its entirety as follows:

(a) Rows 11-13 of the cover page of this Schedule 13D with respect to each Reporting Person is incorporated herein by reference. BHR Capital’s and BHR-OSG’s beneficial ownership include 22,430,733 Class A Warrants and 14,602,305 Class A Warrants, respectively, exercisable into shares of Class A Common Stock within the next 60 days. The percentage of Class A Common Stock beneficially owned is based on 310,726,271 shares of Class A Common Stock outstanding as of March 31, 2015, as reported in the Issuer’s Registration Statement on Form S-1 filed on June 26, 2015.

(b) Rows 7-10 of the cover page of this Schedule 13D with respect to each Reporting Person is incorporated herein by reference.

(c) On June 30, 2015, BHR Master made a payment in-kind of 27,589 shares of Class A Common Stock to its investors. Accordingly, BHR Capital’s beneficial ownership decreased by an equal amount.

On July 1, 2015, BHR Master transferred 29,940 shares of Class A Common Stock and 91,471 Class A Warrants to BHR-OSG. Upon the transfer, the 91,471 Class A Warrants became exercisable and thereby increased the Reporting Persons’ beneficial ownership of the Class A Common Stock.

On July 15, 2015, BHR OC Master transferred 2,431,605 shares of Class A Common Stock and 7,828,428 Class A Warrants to BHR OC OSG. Upon the transfer, the 7,828,428 Class A Warrants became exercisable and thereby increased BHR Capital’s beneficial ownership of the Class A Common Stock.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 17, 2015

BHR CAPITAL LLC

By:	/s/ William J. Brown
	Name:	William J. Brown
	Title:	President & COO

BHR-OSG ON-SHORE FUNDING LLC

By:	BHR Capital LLC

By:	/s/ William J. Brown
	Name:	William J. Brown
	Title:	President & COO of BHR Capital LLC, its Managing Member